Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, N.Y. 10010-3629

Morgan Stanley & Co. International plc

25 Cabot Square, Canary Wharf

London E14 4QA

United Kingdom

September 22, 2017

VIA EDGAR

Mr. Larry Spirgel

Mr. Joshua Shainess

Mr. Terry French

Ms. Christie Wong

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:  RYB Education, Inc. (CIK No. 0001708441)

Registration Statement on Form F-1 (File No. 333-220259)

Ladies and Gentlemen:

We hereby join RYB Education, Inc. (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:30 p.m., Eastern Time, on September 26, 2017, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, 2,051 copies of the Company’s preliminary prospectus dated September 13, 2017 were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature pages follow]

Very truly yours,

As representative of the several underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Marc Berstein
Name: Marc Berstein
Title: Director

[Signature Page to the Acceleration Request]

Very truly yours,

As representative of the several underwriters

MORGAN STANLEY & CO. INTERNATIONAL PLC

By:	/s/Mille Cheng
Name: Mille Cheng
Title: Managing Director

[Signature Page to the Acceleration Request]